SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Professor Jeffrey L. Cummings Appointed Chair of Prana Biotechnology R&D Advisory Board

Professor Jeffrey L. Cummings Appointed Chair of
Prana Biotechnology R&D Advisory Board

-  Renowned Alzheimer Disease Clinicians and Research Scientists to
Facilitate Commercialization of Prana Development Program

MELBOURNE, Australia - March 22, 2007 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced the appointment of Professor Jeffrey L. Cummings, MD as chairman of its new Research & Development Advisory Board (“R&D Advisory Board”). In addition to Professor Cummings, the R&D Advisory Board will be composed of three clinical experts - Jean-Marc Orgogozo MD, Steven D. Targum MD and Craig W. Ritchie MD - as well as Prana’s co-founding scientists - Ashley I. Bush, MD Ph.D., Colin Masters, MD and Rudolph E. Tanzi, Ph.D.

“We consider it a significant achievement that some of the best minds and opinion leaders in our field have joined our R&D Advisory Board,” stated Geoffrey Kempler, Chairman and CEO. “Prana is focused on clinical development and commercialization of its assets and this distinguished group will facilitate that outcome. Our primary focus is, of course, on the commercialization of PBT2 for Alzheimer’s disease, but this panel will add real muscle to the advancement of other potential assets in our development pipeline.”

Dr. Jeffrey Cummings, R&D Advisory Board Chairman, commented, “I look forward to working with this exceptional group of scientists and clinicians in helping to guide the development of Prana’s treatments for Alzheimer's and other neurodegenerative disorders.”

The R&D Advisory Board will advise Prana across all stages of asset development: from invention to Phase III development. It will convene later this week in New York to discuss and assess the Prana development pipeline, in particular the current Phase IIa Swedish trial (which is on track to report results by the end of this year), planning for Prana’s Phase II and III programs for PBT2 and prospective phase I programs for Prana’s follow up compounds to PBT2.

The Prana R&D Advisory Board is comprised of:

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Jeffrey L. Cummings, MD: Dr. Cummings is the Director and Founder of the UCLA Alzheimer’s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA; and the Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship.

Dr. Cummings’ interests embrace clinical trials and the development of new treatments for neurodegenerative disorders and other neurological diseases. He has authored or edited 20 books and over 450 peer reviewed papers. Dr. Cummings has broad interests in dementing disorders, neuropsychiatry, neurotherapeutics and the interface of neuroscience and society.

The UCLA Alzheimer’s Disease Center has an active clinical trials program and fosters imaging, genetics, clinical and neuroscience research.

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Craig W. Ritchie, MD.: Dr. Ritchie is the Director of Clinical Trials in the Department of Psychiatry at the University College, London. Dr. Ritchie is heavily involved, both clinically and academically, in psychiatric disorders of late life, in particular Alzheimer’s disease, Delirium and Schizophrenia. His interest in conducting and assimilating evidence from clinical trials is based on his clinical background, having worked with elderly patients with dementia for most of his career.

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Steven D. Targum, MD: Dr Targum is an Executive-in-Residence at Oxford Bioscience Partners, where he advises portfolio companies in CNS drug development. In addition, he consults widely to the pharmaceutical industry regarding the design and implementation of clinical trials for new psychotropic drugs and the progression of drug development from concept to approval to launch. Dr. Targum founded PharmaStar, a global rater training and medical education company focused on CNS drug development and international clinical trials. Previously, Dr. Targum was Professor of Psychiatry and Vice-Chairman of the Department of Mental Health Sciences at Hahnemann University School of Medicine (Philadelphia) from 1989-1995.

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Jean-Marc Orgogozo, MD: Dr. Orgogozo is the Chair of the Department of Neurology and Professor of Neurology at the University of Bordeaux, France. He has entensive experience in neuroepidemiology and clinical trials. His publications on the amyloid vaccines have helped to shape the field of anti-amyloid therapeutics.

−	Ashley I. Bush, MD, Ph.D.: Dr. Bush is the Australian Research Council Federation Fellow at the Mental Health Research Institute of Victoria (Australia) and a co-founding scientist of Prana.

Dr. Bush studies the major proteins implicated in Alzheimer’s disease that aggregate to cause plaques. Copper/zinc-binding proteins, whose physiochemical properties (e.g. solubility), are profoundly influenced by interaction with metal ions. Dr. Bush’s lab has developed new drugs based on metals theory that are being tested in the clinic.

Dr. Bush’s lab also explores the causes of severe oxidative stress in the brain as it relates to Alzheimer’s disease, as well as the relationship between amyloid deposition in the brain (the typical pathology of Alzheimer’s disease) and oxidation injury.

−	Colin L. Masters, MD, Ph.D.: Dr. Masters is the Executive Director of the Mental Health Research Institute of Victoria (Australia) and a co-founding scientist of Prana.

For more than 30 years, Dr. Masters has dedicated his research to the study of the nature of Alzheimer’s disease and other neurodegenerative disorders. He and his team are internationally renowned for their work on the disease and he is considered the most eminent neuroscientist in Australia. In addition, he is regarded as one of the leading worldwide researchers in the study of Alzheimer’s disease. In the last year, Dr. Masters was awarded the Lifetime Achievement Award in Alzheimer’s Disease Research at the 10th International Conference on Alzheimer’s Disease (ICAD), the Lennox K. Black International Prize for Excellence in Biomedical Research and the Grand Hamdan International Award for a research breakthrough in the subject of Molecular and Cellular Pathology of Neurological Disorders.

Dr. Masters also is a Director of Prana Biotechnology

−
Rudy Tanzi, Ph.D.: Dr. Tanzi is the Director of the Genetics and Aging Research Unit at the MassGeneral Institute for Neurodegenerative Diseases; Professor of Neurology at Harvard Medical School at Massachusetts General Hospital; as well as a co-founding scientist of Prana.

In 1980, Dr. Tanzi was on the team with Dr. James Gusella that found the Huntington’s disease gene and subsequently has found four genes that are implicated in familial Alzheimer’s disease. Over the past eight years, much of Dr. Tanzi’s research has centered around two genes known as the “presenilins”, mutations which account for up to half of early-onset familial Alzheimer’s disease. Most recently, Dr. Tanzi has been investigating the biochemical mechanisms by which defects in these genes cause neurodegeneration in Alzheimer’s, including their roles in apoptotic cell death. Also ongoing are genetic linkage studies to localize and isolate novel genes causing the remaining 70% of Alzheimer’s disease for which the gene defects have not yet been identified.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
            Geoffrey Kempler,
            Executive Chairman

Date:  March 22, 2007